Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

UNITED BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan	6022	38-2606280
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2723 S. State Street
Ann Arbor, Michigan 48104
(734) 214-3700
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Randal J. Rabe
Chief Financial Officer
United Bancorp, Inc.
205 E. Chicago Boulevard
Tecumseh, Michigan 49286
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Gordon R. Lewis Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street NW Grand Rapids, Michigan 49503-2487 (616) 752-2000	John J. Jenkins Calfee, Halter & Griswold LLP 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44144 (216) 622-8507

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, no par value	$25,000,000	$1,782.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2010

PRELIMINARY PROSPECTUS

[•] Shares

Common Stock

We are offering [•] shares of our common stock, no par value, at a price of $[•] per share. Our common stock is currently quoted on the OTC Bulletin Board under the symbol "UBMI" On September 29, 2010, the last reported sale price of our common stock on the OTC Bulletin Board was $3.85 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 16 of this prospectus to read about risks you should carefully consider before buying our common stock.
	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions
Proceeds to United Bancorp, Inc. (before expenses)

The underwriter has the option to purchase up to an additional [•] shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The underwriter expects to deliver the shares of common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about [•], 2010, subject to customary closing conditions.

___________________________________________________________

___________________________________________________________

The date of this prospectus is [•], 2010

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any "free writing prospectus." If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any "free writing prospectus" is inconsistent with any of the documents incorporated by reference into this prospectus and any "free writing prospectus", you should rely on this prospectus and any "free writing prospectus." We are offering to sell, and seeking offers to buy, our common stock only in states where those offers and sales are permitted. You should assume that the information contained in or incorporated by reference into this prospectus and any "free writing prospectus" is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision. In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking market in Michigan. We obtained this market data from independent publications or other publicly available information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares of our common stock to cover over-allotments, if any.

As used in this prospectus, the terms "we," "our," "us," "UBMI," "United," and the "Company" refer to United Bancorp, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. References to "UBT" or the "Bank" refer to United Bank & Trust, a wholly owned subsidiary of United Bancorp, Inc.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including the "Risk Factors" section, and the documents incorporated by reference into this prospectus, which are described below under "Incorporation of Certain Information by Reference."

Overview

We are a Michigan corporation headquartered in Ann Arbor, Michigan and serve as the holding company for United Bank & Trust, a Michigan-chartered bank organized over 115 years ago. We are registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. At June 30, 2010, we had total assets of approximately $849.1 million, deposits of approximately $730.2 million, total shareholders' equity of approximately $76.4 million and tangible common equity to tangible assets of 6.62%. Our common stock is quoted on the OTCBB under the symbol "UBMI."

We are a community based financial services company that strives to provide financial solutions to the markets and clients that we serve based on their unique circumstances and needs. We provide our services through the Bank's system of 16 banking offices, one trust office, and 20 automated teller machines, located in Washtenaw, Lenawee and Monroe Counties, Michigan.

We have four primary lines of business: banking services, residential mortgage, wealth management and structured finance. Subject to our overall business strategy, each line of business is encouraged to be entrepreneurial in how it develops and implements its business. We believe that these four lines of business provide us with a diverse and strong core revenue stream that is unmatched by our community bank competitors and positions us well for future revenue growth and profitability. During the twelve month period ended June 30, 2010, our non-interest income equaled 32.4% of our operating revenues and for each of the last five years ended December 31, 2009 approximated 30.0% of our operating revenues. This diverse revenue stream has enabled us to recognize a pre-tax, pre-provision return on average assets of 1.58% for the twelve month period ended June 30, 2010. Our average pre-tax, pre-provision return on average assets over the last five years ended December 31, 2009 was approximately 1.84%. For additional information about our pre-tax, pre-provision income, please see "Summary of Selected Consolidated Financial Information."

Our Bank offers a full range of services to individuals, corporations, fiduciaries and other institutions. Banking services include checking, NOW accounts, savings, time deposit accounts, money market deposit accounts, safe deposit facilities and money transfers. Lending operations provide real estate loans, secured and unsecured business and personal loans, consumer installment loans, credit card and check-credit loans, home equity loans, accounts receivable and inventory financing, and construction financing.

Our mortgage company, United Mortgage Company, offers our customers a full array of conventional residential mortgage products, including purchase, refinance and construction loans. Due to our local decision making and fully-functional back office, we have consistently been the most active originator of mortgage loans in our market area. United Mortgage Company was the leading residential mortgage lender in Lenawee County and in the City of Ann Arbor for 2009.

Our Wealth Management Group is a key focus of our growth and diversification strategy and offers a variety of investment services to individuals, corporations and governmental entities. As of June 30, 2010, assets under management were approximately $700 million, and our Wealth Management Group generated 31.0% of our noninterest income for the first half of 2010.

Our structured finance group, United Structured Finance Company, offers simple, effective financing solutions to small businesses and commercial property owners, primarily by utilizing various government guaranteed loan programs and other off-balance sheet finance solutions through secondary market sources. United Structured Finance Company was the leading SBA lender in Lenawee, Washtenaw and Livingston Counties for 2009 and the first six months of 2010.

Our Strengths

Our strong pre-tax, pre-provision income has historically positioned us well and we believe that it will help position us for a quicker return to profitability. Strong pre-tax, pre-provision income has been achieved through a substantial core funding base, which has resulted in a comparatively strong net interest margin, a diversity of noninterest income sources and expansion of our markets. We believe the keys to maintaining and continuing to grow our pre-tax, pre-provision income are maintaining a strong net interest margin, continued growth in non-interest income, continued diversification of our revenue stream and continued expense management. We believe that this will be accomplished by continuing to have high levels of core deposits, by enhancing fee focused services within each of our lines of business and by realizing the synergistic opportunities among our lines of business.
•	Substantial Core Funding Base

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We internally fund our operations through a large, stable base of core deposits that provides cost-effective funding for our lending operations. The majority of our deposits are derived from core client sources, relating to long term relationships with local individual, business and public clients. Public clients include local government and municipal bodies, hospitals, universities and other educational institutions. At June 30, 2010, core deposits accounted for 96.4% of our total deposits. For this presentation, core deposits consist of total deposits less national certificates of deposit and brokered deposits. Core deposits include CDARS deposits as they represent deposits originated in our market area. Due to our substantial core funding base, unlike many other institutions, we have not had to rely on wholesale funding to enhance our liquidity position in the face of current economic conditions. Less than 8% of our deposits and liabilities were composed of wholesale deposits or FHLB advances as of June 30, 2010. As a result of our strong core funding, our cost of funds for the first six months of 2010 and all of 2009 was 1.36% and 1.76%, respectively. We were also able to build our liquidity and still maintain a net interest margin of 3.71% for the six month period ended June 30, 2010. We have no trust preferred capital outstanding.

•	Growth in Non-interest Income

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We believe that the variety of services that we offer is critical to further penetrating and increasing our customer base within our targeted market areas. We also believe that we will continue to benefit from decreased costs resulting from integrated sales efforts and cross-selling capabilities, increased fee income resulting from the provision of additional services and reduced interest rate risk associated with a diverse revenue stream. We have grown our noninterest income from $2.3 million for 1994 to $16.9 million for 2009, or annualized growth of 14.3% over the last 15 years. Our Wealth Management Group provides a relatively large component of our non-interest income. Wealth Management Group income includes trust and investment management fee income and income from the sale of non-deposit investment products within our offices. Wealth Management Group income improved by 16.8% in the second quarter of 2010 and 10.6% for the six months ended June 30, 2010 compared to the same periods in 2009.

•	Low Risk Investment Portfolio

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We have a short-term, high quality investment portfolio with a projected average life of 2.4 years as of June 30, 2010. Our investment portfolio consists primarily of US Treasury and agency securities, mortgage backed agency securities and obligations of states and political subdivisions. Our portfolio contains no private label mortgage backed securities or structured notes that we believe to be "high risk." Balances in our investment portfolio have increased in recent periods, generally reflecting deposit growth in excess of loan growth. The makeup of our investment portfolio evolves with the changing price and risk structure, and our liquidity needs. Our current strategy for our investment portfolio is to continue to invest in securities with credit and maturity features similar to those in which we have currently invested. We believe that this strategy is prudent in light of current economic conditions and allows our investment portfolio to continue to provide us with a strong source of liquidity to support growth in our loan portfolio.

Our Strategy

Our strategy to profitably grow our business is built upon our mission of being "the community financial services company of choice" in our markets. Our strategy includes:
•	Risk Management

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We closely monitor and manage the risk of our operations on an enterprise-wide basis, including the performance of our investment and loan portfolio and composition of our funding. We continue to emphasize making loans to creditworthy borrowers, conducting sound analysis of financial and collateral information, working constructively with borrowers experiencing difficulties and confronting credit problems in a timely manner. We have enhanced our loan underwriting policies to examine each potential commercial loan in relation to our existing portfolio in an effort to identify geographic or industry concentrations.

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We believe our recent consolidation of our two bank subsidiaries has allowed us to enhance risk management through increased centralization of functions, implementation of uniform policies, generation of more consistent data and the ability to monitor credit and other risks in a more complete and timely manner.

•	Improve Asset Quality

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Our loan portfolio continues to be affected by the poor economic conditions in our markets. Beginning in late 2008, we moved aggressively to contend with asset quality deterioration. Our efforts included write-downs of problem loans, enhanced collection efforts, modifications and sales of other real estate owned. We have taken proactive steps to resolve our nonperforming loans, including negotiating repayment plans, forbearances, loan modifications and loan extensions with our borrowers when appropriate, and accepting short payoffs on delinquent loans, particularly when such payoffs result in a smaller loss to us than foreclosure. We significantly increased our allowance for loan losses during 2008 and 2009, by providing approximately $14.6 million and $25.8 million, respectively, to the allowance for loan losses. We have further increased our allowance for loan losses during 2010, by providing approximately $13.45 million in the first six months of 2010. As of June 30, 2010, our allowance for loan losses to total loans and our allowance for loan losses to nonperforming loans was approximately 3.75% and 73.3%, respectively, compared to approximately 3.11% and 81.2% at June 30, 2009. We believe that we are beginning to see a stabilization in our credit performance as evidenced by the fact that our nonperforming loans remained stable at $31.9 million at June 30, 2010 compared to December 31, 2009.

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Real estate construction and development loans have been particularly impacted by declines in housing activity and the resultant impact on real estate values, and have had a disproportionate impact on the credit quality of the Company. We have reduced our exposure to real estate construction and development loans by 38.6% from $81.1 million (12.6% of total portfolio loans) at December 31, 2007 to $49.8 million (8.0% of total portfolio loans) at June 30, 2010. Real estate construction and development loans represented 35.7% of the Company's nonperforming loans at June 30, 2010 and 46.0% of the Company's net charge-offs for the twelve months ended June 30, 2010.

•	Expense and Capital Management

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On April 1, 2010, we completed a consolidation of our two bank subsidiaries. As a result of the consolidation, we have been able to leverage the skills, abilities and resources of two institutions into one consolidated institution. The Bank continues to align functionally across each of our business lines and we have centralized our risk management, compliance and back-room functions to promote consistency and efficiency throughout our organization.

ο	We have taken a number of additional steps intended to reduce and manage our expenses and improve capital. These include:

•	We reduced staff during 2009.
•	We paid no senior management bonuses in 2007, 2008 and 2009.
•	We had no salary increases in 2009 and 2010 other than increases related to promotions.
•	We suspended 401(k) plan matching contributions in 2009.
•	We suspended payment of director retainer fees effective January 1, 2010.
•	We suspended payment of cash dividends on shares of United common stock.

•	Capitalize on Opportunities to Build Franchise Value

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In 2010, we moved our corporate headquarters from Tecumseh, Michigan to Ann Arbor. We believe that this important strategic move better positions us to capitalize on the future organic growth opportunities that we believe will be available to us in the Ann Arbor and Washtenaw County areas.

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We believe that the current disruption in the market, coupled with the current regulatory environment, provides us with unique opportunities to enhance franchise value, gain market share and attract employees. We believe we will be presented with growth opportunities (both organically and through acquisitions) in the future. We believe that additional franchise value will be realized as the Bank continues to align functionally within each line of business and as we continue to execute on our comprehensive community financial services strategies in each market we serve, through local decision making and accomplished professionals operating as an integrated sales and service team. We believe that our performance-based culture, our diverse and efficient operating model, and our client service focus, coupled with the additional capital we intend to raise in the offering, would provide us with a significant opportunity to continue to attract new clients and seize other unique growth opportunities.

Our Leadership Team

The members of our leadership team all have significant past experience working in senior positions at large financial institutions or organizations. Our leadership team is able to leverage that experience to have a broader and sophisticated understanding of the financial services business and the financial markets. Our leadership team has structured our company to emulate certain aspects of large financial institutions that we perceive to be beneficial to our business and clients without losing our community-based roots. Combined, our leadership team has over 170 years of banking and financial experience.
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Robert K. Chapman, the Company's President and Chief Executive Officer, has been with us since 2000. He has over 35 years of experience in the banking industry, including seven years with Wells Fargo, where, among other things, he headed up strategic planning and acquisitions for the Midwest region. Mr. Chapman also has extensive turnaround experience.

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Randal J. Rabe, the Company's Executive Vice President and Chief Financial Officer, has worked for us since 2003, and has spent over 30 years in finance and accounting in banking and other industries. Before entering banking, Mr. Rabe held leadership positions in the finance departments of Tecumseh Products Company and Lifestyle Furnishings International, Ltd.

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Todd C. Clark, the Company's Chief Operating Officer and the Bank's Washtenaw Community President, has been with us since 2000. Mr. Clark has over 19 years of banking experience, including a total of nine years with National City Bank, Bank One and NBD.

•	Joseph R. Williams, the Bank's Lenawee Community President, has been with us since 2003. He has more than 29 years banking experience with various local community banks.

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Gary D. Haapala, Executive Vice President of our Wealth Management Group, has been with us since 2006. Mr. Haapala has over 25 years of financial services experience, including a total of 21 years with Fifth Third Bank and Comerica Bank.

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David H. Kersch, head of our mortgage company, United Mortgage Company, has been with us since 2006. Mr. Kersch has over 17 years mortgage banking experience, including a total of 14 years with National City Corp. and Bank One.

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Michael H. Chatas, head of our structured finance group, United Structured Finance Company, has been with us since 2007. Mr. Chatas has over 20 years of multi-functional experience in the areas of specialty- financing, credit, general management, and sales and marketing, including a total of six years with KeyBank and Bank One.

Our Market Area

Our primary market area is in Washtenaw, Lenawee, and Monroe Counties and generally encompasses the Ann Arbor metropolitan area, which we believe is our primary area for future organic growth.

While Michigan has the second highest unemployment rate in the United States (as of August 2010), the unemployment rate has shown an improving trend for the past several quarters. Michigan nonfarm payrolls for August 2010 have remained relatively stable over the past three months and as compared to August 2009. The Michigan August 2010 seasonally-adjusted unemployment rate of 13.1% was the lowest monthly rate since March 2009 and the August 2010 unadjusted rate of 12.9% was the second lowest monthly rate since February 2009. Despite the loss of 50,300 nonfarm payroll jobs in August 2010, offsetting job gains made in July 2010, Michigan lost only 13,400 jobs between January 2010 and August 2010, representing a significant decrease from the 212,700 jobs lost during the same period of 2009. University of Michigan economists expect positive job growth in 2011, which would be the first year of positive growth in a decade.

Washtenaw County had the third lowest unadjusted unemployment rate in the state and the second lowest unadjusted unemployment rate in Michigan's lower peninsula at 8.8% for August 2010. Both Washtenaw County and the City of Ann Arbor have maintained lower unadjusted unemployment rates than the entire state throughout the last decade, and continue to do so.

It appears that the Michigan housing market is beginning to show signs of stabilization. Based on U.S. Census data, Michigan housing building permits in 2010 through July are up approximately 37.7% from the same period last year. In the Ann Arbor metropolitan area, housing building permits are up approximately 75% in 2010 through August compared to the same period in 2009.

The Michigan Economic Activity Index equally weighs nine, seasonally adjusted coincident indicators of real economic activity that reflect activity in the construction, manufacturing and service sectors as well as job growth and consumer outlays. The index is measured on a scale of 110. The index rose three points in July 2010 reaching a level of 87, the index's highest value in over two years. The index has experienced a 16 point growth over the last year, which is the largest year-to-year growth since December 2004.

Washtenaw County had a population of approximately 347,563 for 2009 and is projected to grow by approximately 2.58% from 2009-2020 and approximately 9.38% from 2009-2035. Washtenaw County had a median household income of approximately $59,000 for 2008, which was the third highest in the state.

The economic base of Washtenaw County is centered around health care, education and automotive high technology. Economic stability is provided to a great extent by the University of Michigan, which is a major employer and is not as economically sensitive to the fluctuations of the automotive industry. The services and public sectors account for a substantial percentage of total employment, in large part due to the University of Michigan and the University of Michigan Medical Center.

The economic base of Lenawee and Monroe Counties is primarily agricultural and light manufacturing, with their manufacturing sectors exhibiting moderate dependence on the automotive industry. Lenawee County had a population of approximately 100,000 for 2009 and a median household income of approximately $51,000 for 2008. Monroe County had a population of approximately 153,000 for 2009 and a median household income of approximately $58,000 for 2008. Lenawee County had an unadjusted unemployment rate of 14.7% for August 2010 and Monroe County had an unadjusted unemployment rate of 12.9% for that same month.

We believe that we have significant opportunities to grow our business within and adjacent to our primary market area. As of June 30, 2009, Washtenaw County had total FDIC-insured deposits of approximately $6.0 billion, Lenawee County had total FDIC-insured deposits of approximately $1.0 billion and Monroe County had total FDIC-insured deposits of approximately $1.8 billion. As of that date, the Bank ranked eighth out of 19 FDIC insured institutions in deposits in Washtenaw County (approximately 5.2% deposit market share), first out of nine FDIC institutions in Lenawee County (approximately 39.0% deposit market share), and seventh out of 11 FDIC-insured institutions in Monroe County (approximately 2.2% deposit market share).

Over the past five years, the Bank has grown its deposits by 27.9% overall, with growth of 82.5% (12.8% annualized) in Washtenaw County. The following table reflects the Bank's balances by county at June 30, 2005 and 2010, in thousands of dollars.

Deposits by County	June 30		Five-Year	Compound Annual
	2005	2010	Growth	Growth
Lenawee County	$366,853	$362,974	-1.1%	-0.2%
Monroe County	29,111	46,410	59.4%	9.8%
Washtenaw County	177,364	323,617	82.5%	12.8%
Total	$573,058	$733,001	27.9%	5.0%

Following completion of the offering, we believe we will be well-positioned to take advantage of growth opportunities in our market area. As many of our largest competitors have pulled back or reduced their lending efforts in our market area, we believe opportunities exist to increase our lending market share through organic growth. We continue to invest in our credit and lending teams, through both hiring experienced commercial lenders and additional underwriting and credit monitoring training of our employees. In addition, we plan to continue our successful efforts in retail mortgage loan origination, with a continued focus on originating mortgage loans for sale in the secondary market, as well as expanding our Wealth Management Group business.

Our Capital Needs

We need additional capital in order to take advantage of the opportunities that may be presented to us. Management believes that with additional capital, the Company will be able to act upon opportunities to improve its profitability and enhance its franchise and overall shareholder value. While additional capital will give us a tool we believe we can use to build shareholder value, we also need capital to comply with the terms of our regulatory Memorandum of Understanding, to provide an increased ability to absorb potential future losses and to provide us with the foundation for future growth.

On January 15, 2010, UBT entered into a Memorandum of Understanding ("MOU") with the FDIC and the Michigan Office of Financial and Insurance Regulation ("OFIR"). The MOU is not a "written agreement" for purposes of Section 8 of the Federal Deposit Insurance Act. The MOU documents an understanding among UBT, the FDIC and OFIR that, among other things: (i) UBT will not declare or pay any dividend to the Company without the prior consent of the FDIC and OFIR; and (ii) UBT will have and maintain its Tier 1 capital ratio at a minimum of 9% within six months from the date of the MOU and for the duration of the MOU, and will maintain its total risk-based capital ratio at a minimum of 12% for the duration of the MOU. At June 30, 2010, UBT was not in compliance with the minimum Tier 1 capital ratio required by the MOU. For additional information about the capital ratios of UBT, see the information under the heading "Regulatory Capital" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as amended, which information is incorporated here by reference.

The Bank's primary regulators, OFIR and the FDIC, recently conducted a regulatory examination of the Bank as of June 1, 2010. While we have had our exit meeting and continue to have conversations with our regulators, we do not yet know the final results of the regulatory examination. See "Risk Factors - Risks Related to the Company's

Business - We have not yet received the final results from our most recent regulatory examination. We could be subject to additional regulatory action once the results are finalized."

At our special meeting of shareholders on September 23, 2010, our shareholders overwhelmingly approved an amendment to our articles of incorporation to increase the number of authorized shares of our common stock from 10,000,000 shares to 30,000,000 shares.

Asset Quality Review and Initiatives

Like many financial institutions across the United States, our operations have been severely affected by the current economic crisis. The recession has reduced liquidity and credit quality within the banking system and adversely impacted the labor, capital and real estate markets. These market conditions and the tightening of credit have led to increased delinquencies in our loan portfolio, increased market volatility, added pressure on our capital, a lower net interest margin and increased net losses. As a result, we have taken several measures related to our asset quality, including engaging an independent consultant to assist us with a credit loss analysis and stress test, developing an internal projected credit loss analysis independent of our consultant assisted credit loss analysis and stress test, and other internal initiatives.

In July 2010, we engaged an independent consultant to assist us in reviewing our loan portfolio in order to determine an estimate of potential credit losses in our loan portfolio. The review was completed in August 2010. Methodologies used in this analysis included:
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Impaired loan methodologies, under which an individual potential credit loss for each impaired loan and each loan viewed as likely to become impaired in the near future was calculated based upon an estimate of the net charge-offs that are likely to be realized, given the facts and circumstances as of the date of their review.

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Formula-based methodologies, which were applied to groups of loans which were not evaluated under the impaired loan methodologies. The formula-based methodologies took into account the Bank's loss history data, adjusted to account for recent portfolio trends, economic factors and their likely impact on potential credit losses, situations in which the Bank's loss history is strongly at variance with state, national, or peer group trends, and/or other qualitative factors. In addition, adjustments to the Bank's loss history were made to reflect increasing or decreasing probability of eventual loss as reflected by changes in risk grades and past due status, and a time adjustment was applied for categories of loans generally expected to have extended workout periods.

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An unallocated factor methodology, which captures uncertainty over the unimpaired portfolio that cannot be allocated to any particular loan segment. Both internal and external factors are considered under this methodology in order to account for inherent losses that might not be captured by other methodologies. Internal factors include potential risk grade inaccuracies, impaired loans within the portfolio that have not currently been identified as impaired, and documentation deficiencies. External factors include GDP growth, interest rates, and statewide unemployment data.

In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or the SCAP, commonly referred to as the "stress test," of the near-term capital needs of the 19 largest U.S. bank holding companies. Although we were not subject to the Federal Reserve's review under the SCAP, as another tool to assist management in estimating possible credit losses in our loan portfolio under more severe economic conditions, we conducted, with the assistance of our advisors, our own internal cumulative loss analysis or "stress test" of the Bank's capital position using many of the same methodologies of the SCAP and applying varying loan loss assumptions to estimate a range of potential losses given the composition of our loan portfolio.

We conducted our stress test based on the composition of our loan portfolio at June 30, 2010. The SCAP test attempts to assess the near-term capital needs of a company using a two-year cumulative loan loss assumption under two scenarios: a "baseline" scenario that assumes a consensus forecast for certain economic variables and a "more adverse" than expected scenario to project a more significant downturn. These scenarios use the assumptions developed by the Federal Reserve with input from the 19 largest U.S. bank holding companies and therefore do not reflect specific adjustments based on more current economic data reflective of the market areas in which our loans are located or the specific characteristics of our loan portfolio. The projected losses under each scenario are not the actual losses that we expect to incur but rather are projected losses in our loan portfolio that could occur if economic conditions were to significantly worsen.

In addition, we have taken internal initiatives related to asset quality. We developed an internal projected credit loss analysis independent of our consultant assisted credit loss analysis and stress test, which consisted of a detailed review of all commercial loans with risk ratings of substandard, special mention, or watch, considering historical and projected borrower cash flows and estimated collateral values, where appropriate. Using that information, we projected 18-month credit losses assuming unchanged economic conditions. For the remainder of the loan portfolio, we estimated credit losses based upon recent historical losses, coupled with analysis of our consultant assisted credit loss analysis and stress test, and estimated impact on FAS 5 reserves based on changes in rate and balances. Additional initiatives include adding the position of Chief Credit Officer, who oversees all aspects of credit administration, forming a special assets group to oversee and administer loan workouts, and continuing to centralize our underwriting, loan documentation and back-room processes.

Based on the results of our credit loss analysis and stress test, our internal initiatives, and the assumptions and estimates used in our projections, we believe that, following the successful completion of the offering, our capital levels should be at levels sufficient to satisfy our regulatory requirements.

Executive Offices and Website

Our principal office is located at 2723 South State Street, Ann Arbor, Michigan 48104. Our telephone number is (734) 214-3700. Our website address is www.ubat.com. The information on our website is not a part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

The Offering
Issuer	United Bancorp, Inc.

Offering price	$[•] per share

Common shares offered by us	[•] shares(1)

Common shares outstanding after the offering	[•] shares (2)

Net proceeds

We estimate the net proceeds from the offering, after underwriting discounts and commissions and estimated expenses, will be approximately $[•], or approximately $[•] if the underwriter exercises its over-allotment option in full.

Use of proceeds

We intend to use a portion of the net proceeds of the offering to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios to levels sufficient to comply with our regulatory requirements and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. See "Use of Proceeds."

Trading market	Our common stock is quoted on the OTC Bulletin Board under the symbol "UBMI." See "Market for Common Stock and Dividend Information."

Dividends

Although we have historically paid cash dividends on shares of our common stock, the Board of Directors of the Company, in an effort to preserve capital, suspended payment of dividends on our common stock in the second quarter of 2009. The board believes that it is in the Company's best interest to preserve capital given the severe financial market conditions in Michigan and the U.S. We are subject to restrictions on payment of dividends under our MOU and as a result of our participation in U.S. Treasury's TARP Capital Purchase Program. See "Market for Common Stock and Dividend Information."

(1)

The number of shares of common stock offered assumes that the underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, we would issue [•] additional shares in the offering.

(2)

The number of shares of common stock outstanding after the offering excludes [•] shares issuable pursuant to the exercise of the underwriter's over-allotment option, 415,374 shares issuable upon exercise of outstanding stock options as of June 30, 2010, with a weighted average exercise price of $20.90, 500,000 shares reserved for issuance for potential future equity awards under our equity compensation plans, 311,492 shares issuable upon the exercise of the warrant issued to U.S. Treasury at an exercise price of $9.92 per share, and 145,521 shares issuable under our deferred stock plans.

Summary of Selected Consolidated Financial Information

The following unaudited table sets forth selected historical consolidated financial information as of and for the six months ended June 30, 2010 and 2009 and as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 derived from our audited consolidated financial statements. The unaudited financial information as of and for the six months ended June 30, 2010 and 2009 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations to be expected for the full year or any future period. You should read this information in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which are incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference."
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Summary of Earnings
Total Interest Income (including fees on loans)	$20,210	$22,036	$43,766	$47,041	$51,634	$47,056	$38,649
Total Interest Expense	4,826	6,561	12,251	17,297	21,873	17,802	12,286
Net Interest Income	15,384	15,475	31,515	29,744	29,761	29,254	26,363
Noninterest Income	6,933	8,796	16,899	13,510	13,652	12,175	11,669
Noninterest Expense(1)	15,957	17,251	33,647	29,963	27,559	26,914	25,195
Pre-tax, Pre-Provision Income(5)	6,360	7,020	14,767	13,291	15,854	14,515	12,837
Provision for Loan Losses	13,450	12,270	25,770	14,607	8,637	2,123	1,332
Goodwill Impairment Charge	- -	3,469	3,469	- -	- -	- -	- -
Income (Loss) Before Income Taxes	(7,090)	(8,719)	(14,472)	(1,316)	7,217	12,392	11,505
Income Taxes	(2,782)	(3,258)	(5,639)	(1,280)	1,635	3,420	3,181
Net Income (Loss)	$(4,308)	$(5,461)	$(8,833)	$(36)	$5,582	$8,972	$8,324

Per Share Data
Basic earnings (loss) per share	$(0.95)	$(1.16)	$(1.93)	$(0.01)	$1.06	$1.69	$1.58
Diluted earnings (loss) per share	(0.95)	(1.16)	(1.93)	(0.01)	1.06	1.69	1.57
Cash Dividends Paid	-	0.02	0.02	0.70	0.79	0.73	0.68
Book Value	11.05	12.68	11.98	13.75	14.33	14.20	13.56
Tangible Book Value(6)	11.05	12.68	11.98	13.06	13.65	13.54	12.87

Balances at Period-End
Total Assets	$849,111	$883,130	$909,328	$832,393	$795,687	$750,989	$713,779
Allowance for Loan Losses	23,362	21,050	20,020	18,312	12,306	7,849	6,361
Net Loans	599,450	656,521	630,033	678,707	632,224	588,142	550,691
Earning Assets	808,546	844,246	868,712	787,100	747,328	701,344	661,544
Total Deposits	730,204	751,284	782,801	709,549	671,537	628,002	590,651
Short-Term Borrowings	7,683	-	-	-	-	77	6,376
Long-Term Borrowings	31,532	44,126	42,098	50,036	44,611	40,945	42,228
Total Tangible Common Equity(6)	56,190	64,177	60,709	65,982	69,498	71,067	64,153
Total Shareholders' Equity	76,397	84,287	80,867	69,451	72,967	74,536	67,622
Total Common Shareholders' Equity	56,190	64,177	60,709	69,451	72,967	74,536	67,622

Average Balances
Total Assets	$893,669	$874,468	$883,711	$809,300	$777,243	$729,978	$689,524
Total Shareholders' Equity	80,463	85,498	84,333	73,585	75,042	71,097	65,262
Total Common Shareholders' Equity	60,256	67,064	65,015	73,585	75,042	71,097	65,262

Asset Quality
Net Charge Offs	$10,108	$9,532	$24,062	$8,601	$4,180	$635	$737
Loans 30-89 Days Past Due	11,048	8,337	7,814	10,996	10,469	4,783	4,378
Nonaccrual Loans	30,319	23,889	26,188	19,328	13,695	5,427	5,609
Nonperforming Loans(2)	31,876	25,909	31,662	20,832	15,150	6,282	6,762
Nonperforming Assets(3)	34,956	29,575	34,465	24,291	17,403	7,345	7,633
Nonperforming Loans to Total Loans	5.12%	3.82%	4.87%	2.99%	2.35%	1.05%	1.21%
Nonperforming Assets to Total Loans and OREO	5.58%	4.34%	5.28%	3.47%	2.69%	1.23%	1.37%
Nonperforming Assets to Total Assets	4.12%	3.35%	3.79%	2.92%	2.19%	0.98%	1.07%
Allowance for Loan Losses to Total Loans	3.75%	3.11%	3.08%	2.63%	1.91%	1.32%	1.14%
Allowance for Loan Losses to Nonperforming Loans	73.3%	81.2%	63.2%	87.9%	81.2%	124.9%	94.1%

Annualized Net Charge-Offs to Average Loans Outstanding	3.12%	2.72%	3.47%	1.28%	0.66%	0.11%	0.14%

Other Significant Ratios
Efficiency Ratio (On tax equivalent basis)	70.6%	84.1%	75.5%	68.1%	62.4%	63.8%	65.1%
Net Interest Margin	3.71%	3.86%	3.80%	4.04%	4.18%	4.42%	4.25%
Pre-Tax, Pre-Provision ROA(4)(5)	1.42%	1.61%	1.67%	1.64%	2.04%	1.99%	1.86%
Return on Average Assets	(0.97%)	(1.26%)	(1.00%)	0.00%	0.72%	1.23%	1.21%
Return on Average Equity	(10.80%)	(12.88%)	(10.47%)	(0.05%)	7.44%	12.62%	12.75%
Average Earning Assets to Average Assets	95.1%	95.4%	96.0%	94.1%	93.8%	92.9%	92.2%
Loans to Deposits	85.3%	90.2%	83.0%	98.2%	96.0%	94.9%	94.3%
Core Deposits to Total Deposits(6)	96.4%	94.4%	95.2%	91.5%	94.7%	97.7%	96.0%
Total Capital to Risk Weighted Assets	12.9%	13.4%	13.2%	10.7%	11.8%	12.9%	12.2%
Tier 1 Capital to Risk Weighted Assets	11.6%	12.1%	11.9%	9.5%	10.5%	11.6%	11.1%
Tier 1 Capital to Average Assets	8.1%	9.4%	8.6%	7.9%	8.7%	9.8%	9.4%
Tangible Common Equity to Tangible Assets(7)	6.6%	7.3%	6.7%	8.0%	8.8%	9.5%	9.0%
Dividend Payout Rate	-	-	-	-	73.7%	42.5%	41.4%

(1)	Excludes goodwill impairment charge in 2009.
(2)	Nonperforming loans include nonaccrual loans and accruing loans past due 90 days or more and exclude accruing restructured loans.
(3)	Nonperforming assets include nonperforming loans plus other assets owned.
(4)	Net income before provision for loan loss, goodwill impairment charge and income taxes, divided by average total assets.
(5)

In an attempt to evaluate the trends of net interest income, noninterest income and noninterest expense, the Company's management focuses on pre-tax, pre-provision income and return on average assets as useful and consistent measures of the Company's earning capacity. This calculation adjusts net income before tax by the amount of the Company's provision for loan losses and one-time goodwill impairment charge in 2009. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

(6)	Our core deposits consist of total deposits less national certificates of deposit and brokered deposits. Core deposits include CDARS deposits as they represent deposits originated in our market area.
(7)

Total tangible common equity is equal to total shareholders' equity less intangible assets. For purposes of this presentation, intangible assets includes only goodwill. Our definition of intangible assets may not be identical to similarly titled measures reported by other companies. We had no intangible assets as of June 30, 2010, December 31, 2009 and June 30, 2009. Intangible assets as of December 31, 2008, 2007, 2006 and 2005 were $3.469 million. We believe that investors and others find tangible common equity to be a useful measure to evaluate the financial condition of a bank holding company. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

Risk Factors

An investment in our securities involves certain risks. For more information on these risks, please carefully review all of the information under the heading "Risk Factors" beginning on page 16 of this prospectus. You should carefully review and consider all of this information before making an investment decision.

RISK FACTORS

An investment in our common stock involves significant risks. You should consider carefully the risk factors included below as well as those discussed under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the period ended June 30, 2010, together with all of the other information included in or incorporated by reference into this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or a substantial part of your investment.

Risks Related To the Company's Business

We have not yet received the final results from our most recent regulatory examination. We could be subject to additional regulatory action once the results are finalized.

The Bank's primary regulators, OFIR and the FDIC, recently conducted a regulatory examination of the Bank as of June 1, 2010. We do not yet know the final results of the regulatory examination. As a result of the regulatory examination, it is possible that the terms of the Bank's MOU could be revised to impose additional or more restrictive requirements on the Bank. It is also possible that the Bank could be required to enter into a negotiated Consent Order with OFIR and the FDIC or be subject to other, potentially more severe, regulatory actions. While the form, terms and effects of a Consent Order cannot be predicted with certainty, we expect that a Consent Order would address capital levels, liquidity, dividends, debt restrictions, stock redemptions and compliance with laws. In addition, if the Bank were to become subject to a Consent Order or be deemed to be in "troubled condition," federal laws would result in additional requirements or effects on the Bank, such as the Bank could not be categorized as "well capitalized" regardless of actual capital levels, the Bank would be restricted in the rates of interest that it could pay, and the Bank would be required to obtain advance regulatory approval to accept, renew or roll over any brokered deposits, appoint new directors or senior executive officers or change the responsibilities of existing senior executive officers. If the Bank is required to enter into a Consent Order, the failure of the Bank to comply with the terms of a Consent Order could result in proceedings to enforce the Consent Order. Such proceedings could result in removal of directors, officers, employees and institution affiliated parties, the imposition of civil money penalties and even ultimately closure of the Bank.

Our results of operations have not been profitable in recent periods and we may incur additional losses during 2010.

We posted a net consolidated loss in each of the last seven quarters and a total consolidated net loss during that time period of $17.2 million. There is no assurance that the Company's results of operations will turn profitable in the short term or at all. We have recorded provisions for loan losses of $25.7 million for the year ended December 31, 2009 and $13.5 million for the first six months of 2010. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant additional credit costs in 2010, which could adversely impact our financial condition, results of operations, and the value of our common stock.

Our allowance for loan losses may not be adequate to cover actual future losses.

We maintain an allowance for loan losses to cover probable incurred loan losses. Every loan we make carries a certain risk of non-repayment, and we make various assumptions and judgments about the collectibility of our loan portfolio including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. In addition, bank regulatory agencies periodically review the Company's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different from those of management. Excessive loan losses and significant additions to our allowance for loan losses could have a material adverse impact on our financial condition and results of operations.

Our review of our loan portfolio for potential credit losses and stress test did not provide forecasts or predictions of future results, performance, or future capital adequacy.

In August 2010, we completed a review of our loan portfolio for potential credit losses with the assistance of an independent consultant. This review analyzed a sample of loans in our loan portfolio as of June 30, 2010, which included all non-performing loans, other real estate owned, and a sample from our Watch List and performing loan portfolio. The review calculated both potential losses on the loans reviewed and the amount of additional funding our loan loss reserves would require if the value of our loan collateral were to deteriorate from its most current appraised value by specified percentages and we realized only that discounted value on every loan reviewed.

In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or the SCAP, commonly referred to as the "stress test," of the near-term capital needs of the 19 largest U.S. bank holding companies. Although we were not subject to the Federal Reserve's review under the SCAP, as another tool to assist management in estimating possible credit losses in our loan portfolio under more severe economic conditions, we conducted, with the assistance of our advisors, our own internal cumulative loss analysis or "stress test" of the Bank's capital position using many of the same methodologies of the SCAP and applying varying loan loss assumptions to estimate a range of potential losses given the composition of our loan portfolio. We conducted a stress test based on the composition of our loan portfolio at June 30, 2010.

In addition, we developed an internal projected credit loss analysis independent of our consultant assisted credit loss analysis and stress test, which consisted of a detailed review of all commercial loans with risk ratings of substandard, special mention, or watch, considering historical and projected borrower cash flows and estimated collateral values, where appropriate. Using that information, we projected 18-month credit losses assuming unchanged economic conditions. For the remainder of the loan portfolio, we estimated credit losses based upon recent historical losses, coupled with analysis of our consultant assisted credit loss analysis and stress test, and estimated impact on FAS 5 reserves based on changes in rate and balances.

The results of these activities are not a forecast of future loan performance and do not predict future loan loss reserve adequacy. The loss scenarios set forth in the review, the stress test and the internal loss analysis may or may not ever be realized. The review, stress test and internal loss analysis were designed to aid us in assessing our loan portfolio under different stressed environments in which local real estate values continue to decline. The estimates of potential losses are based on loans in the samples and may be impacted by imbedded losses in loans not reviewed or by factors unknown or unavailable to the reviewers or us. The review, stress test and internal loss analysis used mathematical models, and imperfections may arise in those models when attempting to replicate human behavior. The capital we raise in the offering may not be sufficient to cover future losses under the adverse scenario projected in the review, the stress test or the internal loss analysis.

If our nonperforming assets increase, our earnings will be adversely affected.

At June 30, 2010, our nonperforming assets (which consist of non-accruing loans, loans 90 days or more past due, and other real estate owned) totaled $35.0 million, or 4.12% of total assets. At December 31, 2009 and December 31, 2008, our nonperforming assets were $34.5 million and $24.3 million, respectively, or 3.79% and 2.92% of total assets, respectively. Our nonperforming assets adversely affect our net income in various ways:
•	We do not record interest income on nonaccrual loans or real estate owned.

•	We must provide for probable loan losses through a current period charge to the provision for loan losses.

•	Non-interest expense increases when we must write down the value of properties in our other real estate owned portfolio to reflect changing market values.

•	There are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees related to our other real estate owned.

•	The resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our results of operations.

Our construction and development lending exposes us to significant risks and has resulted in a disproportionate amount of the increase in our provision for loan losses in recent periods.

Our construction and development loan portfolio includes residential and non-residential construction and development loans. Our residential construction and development portfolio consists mainly of loans for the construction, development, and improvement of residential lots, homes, and subdivisions. Our non-residential construction and development portfolio consists mainly of loans for the construction and development of office buildings and other non-residential commercial properties. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful completion and sales of the related real estate project. Consequently, these loans are often more sensitive to adverse conditions in the real estate market or the general economy than other real estate loans. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. Additionally, we may experience significant construction loan losses because independent appraisers or project engineers inaccurately estimate the cost and value of construction loan projects.

Construction and development loans have contributed disproportionately to the increase in our provisions for loan losses in recent periods. As of June 30, 2010, we had approximately $49.8 million in construction and development loans outstanding, or approximately 8.0% of our loan portfolio. Approximately $14.4 million, or 59.8%, of our net charge-offs during 2009 and approximately $4.0 million, or 39.4%, of our net charge-offs during the first six months of 2010 was attributable to construction and development loans. Further deterioration in our construction and development portfolio could result in additional increases in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

We have significant exposure to risks associated with commercial and residential real estate.

A substantial portion of our loan portfolio consists of commercial and residential real estate-related loans, including real estate development, construction and residential and commercial mortgage loans. As of June 30, 2010, we had approximately $249.6 million of commercial real estate loans outstanding, which represented approximately 40.1% of our loan portfolio. As of that same date, we had approximately $85.6 million in residential real estate loans outstanding, or approximately 13.7% of our loan portfolio, and approximately $49.8 million in construction and development loans outstanding, or approximately 8.0% of our loan portfolio. Consequently, real estate-related credit risks are a significant concern for us. The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by national economic developments that are not controllable or entirely foreseeable by us or our borrowers. General difficulties in our real estate markets have recently contributed to significant increases in our non-performing loans, charge-offs, and decreases in our income.

Business loans may expose us to greater financial and credit risk than other loans.

Our business loan portfolio, including commercial mortgages, was approximately $374.6 million at June 30, 2010, comprising approximately 60.2% of our loan portfolio. Business loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Changes in interest rates may negatively affect our earnings and the value of our assets.

Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but such changes could also affect: (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities, including our securities portfolio; and (iii) the average duration of our interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

We are not in compliance with the terms of our MOU with the FDIC and OFIR, which could result in enforcement actions against us.

Under the terms of the MOU that we entered into with the FDIC and OFIR, the Bank is required to have and maintain its Tier 1 capital ratio at a minimum of 9% within six months from the date of the MOU and for the duration of the MOU and its total risk-based capital ratio at a minimum of 12% for the duration of the MOU. At June 30, 2010, UBT was not in compliance with the minimum Tier 1 capital ratio required by the MOU. Failure to comply with the terms of the MOU could result in enforcement orders or penalties from our regulators, under the terms of which we could, among other things, become subject to restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such enforcement action could have a material negative effect on our business, operations, financial condition, results of operations or the value of our common stock.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact us or the businesses in which we are engaged.

The financial services industry is extensively regulated. We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds, and not to benefit our shareholders. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact us or our ability to increase the value of our business. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Additionally, actions by regulatory agencies or significant litigation against us could require us to devote significant time and resources to defending our business and may lead to penalties that materially affect us and our shareholders.

Impairment of investment securities, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing the impairment of investment securities, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, whether the market decline was affected by macroeconomic conditions and whether we have the intent to sell the debt security or will be required to sell the debt security before its anticipated recovery.

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. As of March 31, 2009, the Company determined that the full amount of the goodwill carried on its financial statements was impaired and, accordingly, a goodwill impairment charge was taken in the first quarter of 2009 for the entire book value of goodwill of $3.469 million.

Deferred tax assets are only recognized to the extent it is more likely than not they will be realized. Should our management determine it is not more likely than not that the deferred tax assets will be realized, a valuation allowance with a charge to earnings would be reflected in the period. At June 30, 2010, the Company's net deferred tax asset was $8.0 million at June 30, 2010, of which $3.66 million was disallowed for regulatory capital purposes. Based on the levels of taxable income in prior years and the Company's expectation of a return to profitability in future years, Management has determined that no valuation allowance was required at June 30, 2010. If the Company is required in the future to take a valuation allowance with respect to its deferred tax asset, its financial condition, results of operations and regulatory capital levels would be negatively affected.

The proposed offering may increase the risk of an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which may materially impair our ability to use our deferred tax assets.

Our ability to use our deferred tax assets to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code.  In general, an ownership change will occur if there is a cumulative increase in our ownership by "5-percent shareholders" (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change deferred tax assets equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate, which is currently 3.98 percent for ownership changes occurring in October 2010.

The offering could cause us to experience an "ownership change" as defined for U.S. federal income tax purposes. Even if the offering does not cause us to experience an "ownership change," the issuance of our shares of common stock in the offering  materially increases the risk that we could experience an "ownership change" in the future. As a result, issuances or sales of common stock or other securities in the future, or certain other direct or indirect changes in ownership, could result in an "ownership change" under Section 382 of the Code.

In the event an "ownership change" were to occur, we could realize a permanent loss of a significant portion of our U.S. federal deferred tax assets and lose certain built-in losses that have not been recognized for tax purposes. The amount of the permanent loss would depend on the size of the annual limitation (which is in part a function of our market capitalization at the time of an "ownership change") and the remaining carry forward period (U.S. federal net operating losses generally may be carried forward for a period of 20 years).

If an "ownership change" had occurred on June 30, 2010,  we estimate we would have permanently lost the ability to realize up to $3.9 million of our net deferred tax asset. The resulting loss would have a material adverse effect on our results of operations and financial condition. This could also decrease the Bank's regulatory capital. Any such decrease in regulatory capital could have a material adverse effect on our ability to meet  regulatory capital requirements.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral that we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the loan. We cannot assure you that any such losses would not materially and adversely affect our business, financial condition or results of operations.

A substantial decline in the value of our Federal Home Loan Bank of Indianapolis common stock may adversely affect our financial condition.

We own common stock of the Federal Home Loan Bank of Indianapolis (the "FHLB"), in order to qualify for membership in the Federal Home Loan Bank system, which enables us to borrow funds under the Federal Home Loan Bank advance program. The carrying value of our FHLB common stock was approximately $3.0 million as of June 30, 2010.

Published reports indicate that certain member banks of the Federal Home Loan Bank system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In December 2008, certain member banks of the Federal Home Loan Bank system (including the FHLB) suspended dividend payments and the repurchase of capital stock until further notice. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB, could be substantially diminished or reduced to zero. Consequently, given that there is no market for our FHLB common stock, we believe that there is a risk that our investment could be deemed other-than-temporarily impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition. If the FHLB were to cease operations, or if we were required to write-off our investment in the FHLB, our business, financial condition, liquidity, capital and results of operations may be materially adversely affected.

Risks Associated With the Offering and the Company's Stock

The Company's participation in U.S. Treasury's TARP Capital Purchase Program restricts the Company's ability to pay dividends to common shareholders, restricts the Company's ability to repurchase shares of common stock, and could have other negative effects.

On January 16, 2009, the Company sold to the United States Department of the Treasury $20,600,000 of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which will pay cumulative dividends at a rate of 5% for the first five years and 9% thereafter. The Company also issued to Treasury a 10-year Warrant to purchase 311,492 shares of Company common stock at an exercise price of $9.92 per share. The Company will have the right to redeem the preferred stock at any time after three years. The payment of dividends on the TARP CPP preferred stock will reduce the amount of earnings available to pay dividends to common shareholders. This could negatively affect the ability of the Company to pay dividends on its common stock.

Under the TARP CPP, the Company is subject to restrictions on the payment of dividends to common shareholders and the repurchase of common stock. Until the earlier of January 16, 2012 and the date on which Treasury no longer holds any shares of the TARP CPP preferred stock, the Company may not, without Treasury's approval, increase common dividends above $0.10 per share per quarter or repurchase any of its common shares (subject to limited exceptions). These restrictions may reduce or prevent payment of dividends to common shareholders that would otherwise be paid if the Company was not a participant in the TARP CPP and could have an adverse effect on the market price of the Company's common stock.

In addition, the Company may not pay any dividends at all on its common stock unless the Company is current on its dividend payments on the TARP CPP preferred stock. If the Company fails to pay in full dividends on the TARP CPP preferred stock for six dividend periods, whether consecutive or not, the holder of the TARP CPP preferred stock would have the right to elect two directors to the Company's board of directors. This right would terminate only upon the Company paying dividends in full for four consecutive periods. This right could reduce the level of influence existing common shareholders have in the management policies of the Company.

If Treasury (or a subsequent holder) exercised the Warrant and purchased shares of common stock, each common shareholder's percentage of ownership of the Company would be smaller. As a result, each shareholder might have less influence in the management policies of the Company than before exercise of the Warrant. This could also have an adverse effect on the market price of the Company's common stock.

Unless the Company is able to redeem the TARP CPP preferred stock before January 16, 2014, the cost of this capital will increase on that date, from 5% (approximately $1,030,000 annually) to 9% (approximately $1,854,000 annually). Depending on the Company's financial condition at the time, this increase in dividends on the TARP CPP preferred stock could have a negative effect on the Company's capacity to pay common stock dividends.

Additional restrictions and requirements may be imposed by the Treasury or Congress on the Company at a later date. These restrictions may apply to the Company retroactively and their imposition is outside of the Company's control.

The Company's ability to pay dividends is limited and it may be unable to pay future dividends.

The Company has suspended payment of dividends on its common stock in order to preserve capital. The Company's ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of the Bank to pay dividends to the Company is limited by its obligations to maintain sufficient capital and by other general restrictions on dividends that are applicable to banks. If the Company or the Bank do not satisfy these regulatory requirements, the Company would be unable to pay dividends on its common stock. Additional information on restrictions on payment of dividends by the Company and the Bank may be found above under the heading "Prospectus Summary - Our Capital Needs" and in Item 1 under the heading "Recent Developments," under Item 5, and under Note 15 on Page A-41 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, all of which information is here incorporated by reference.

The offering will dilute the ownership percentage of our existing shareholders and the ownership of our common stock may change significantly.

We intend to raise significant capital through the offering. Our directors and executive officers and individuals who reside in our markets currently hold a significant percentage of our common stock. Upon the successful completion of the offering, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offering in an amount proportional to their existing ownership. As a result, following the offering, a significant portion of our common stock may be held by individuals and institutions outside of our market area whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in the offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

The market price of the Company's common stock can be volatile, which may make it more difficult to resell Company common stock at a desired time and price.

Stock price volatility may make it more difficult for a shareholder to resell Company common stock when a shareholder wants to and at prices a shareholder finds attractive or at all. The Company's stock price can fluctuate significantly in response to a variety of factors. General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The Company's common stock trading volume may not provide adequate liquidity for investors.

Our common stock is quoted on the OTC Bulletin Board. The average daily trading volume for Company common stock is far less than larger financial institutions. Due to this relatively low trading volume, significant sales of Company common stock, or the expectation of these sales, may place significant downward pressure on the market price of Company common stock. After completion of the offering, we may apply for listing of our common stock on the NASDAQ Stock Market or another securities exchange. No assurance can be given that our application will be approved or that we will meet applicable initial listing standards in the future. No assurance can be given that an active trading market in our common stock will develop in the foreseeable future or can be maintained.

The Company may issue additional shares of its common stock in the future, which could dilute a shareholder's ownership of common stock.

The Company's articles of incorporation authorize its board of directors, without shareholder approval, to, among other things, issue additional shares of common or preferred stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder's ownership of Company common stock. To the extent that the Company issues options or warrants to purchase common stock in the future and the options or warrants are exercised, the Company's shareholders may experience further dilution. Holders of shares of Company common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of Company common or preferred stock. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations, and the terms of our MOU impose heightened capital requirements on us. Accordingly, regulatory requirements and/or further deterioration in our asset quality may require us to sell common stock to raise capital under circumstances and at prices which result in substantial dilution.

The Company's common stock is not insured by any governmental entity.

Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in Company common stock is subject to risk, including possible loss.

The Company may issue debt and equity securities that are senior to Company common stock as to distributions and in liquidation, which could negatively affect the value of Company common stock.

In the future, the Company may increase its capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of the Company's liquidation, its lenders and holders of its debt or preferred securities would receive a distribution of the Company's available assets before distributions to the holders of Company common stock. The Company's decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond its control. The Company cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of Company common stock and dilute a shareholder's interest in the Company.

The Company will retain broad discretion in using the net proceeds from the offering, and might not use the proceeds effectively.

We intend to use a portion of the net proceeds of the offering to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios to levels sufficient to comply with our regulatory requirements and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. However, the Company has not designated the amount of net proceeds it will use for any particular purpose and the Company's management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, the Company's management may use the proceeds for corporate purposes that may not increase our market value or make the Company more profitable. In addition, it may take the Company some time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, the Company's return on equity and earnings per share may be negatively impacted. Management's failure to use the net proceeds of the offering effectively could have an adverse effect on the Company's business, financial condition and results of operations.

Anti-takeover provisions could negatively impact the Company's shareholders.

The Company's articles of incorporation and the laws of Michigan include provisions which are designed to provide the Company's board of directors with time to consider whether a hostile takeover offer is in the best interests of the Company and its shareholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of Company common stock to participate in tender offers, including tender offers at a price above the then-current price for Company common stock. These provisions could also prevent transactions in which the Company's shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

If, as a result of the offering or otherwise, an entity holds as little as a 5% interest in our outstanding securities, that entity could, under certain circumstances, be subject to regulation as a "bank holding company."

Any entity, including a "group" composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHC Act to acquire or retain 5% or more of our outstanding securities and (ii) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder's investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and United Bancorp, Inc. Forward-looking statements are identifiable by words or phrases such as "outlook" or "strategy," that an event or trend "may," "should," "will," "is likely," or is "probable" to occur or "continue" or "is scheduled" or "on track" or that the Company or its management "anticipates," "believes," "estimates," "plans," "forecasts," "intends," "predicts," "projects," or "expects" a particular result, or is "confident," "optimistic" or has an "opinion" that an event will occur, or other words or phrases such as "ongoing," "future," or "tend" and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to real estate valuation, future levels of non-performing loans, the rate of asset dispositions, future capital levels, capital raising activities (including the successful completion of the offering), dividends, future growth and funding sources, future liquidity levels, future profitability levels, our ability to successfully consolidate our subsidiary banks, the benefits of the bank consolidation on our clients, bank co-workers and the local communities in which we operate, our ability to comply with our Memorandum of Understanding, the potential results of the Bank's recently completed regulatory examination as of June 1, 2010, the results of and management conclusions based on our consultant assisted potential credit loss analysis and stress test or our internal projected credit loss analysis, the effects on earnings of changes in interest rates and the future level of other revenue sources. All of the information concerning interest rate sensitivity is forward-looking.

Management's determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including goodwill, mortgage servicing rights and deferred tax assets) and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. Our ability to fully comply with all of the provisions of our Memorandum of Understanding, improve regulatory capital ratios, raise additional capital, successfully implement new programs and initiatives, increase efficiencies, utilize our deferred tax asset, address regulatory issues, respond to declines in collateral values and credit quality, and improve profitability is not entirely within our control and is not assured. The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on United Bancorp, Inc., specifically, are also inherently uncertain. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. United Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this report.

Risk factors include, but are not limited to, the risk factors described under "Risk Factors" on page 16 of this prospectus, in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2009 and in "Part II, Item 1A - Risk Factors" of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010; the timing and level of asset growth; changes in market interest rates, changes in FDIC assessment rates, changes in banking laws and regulations; changes in property values, asset quality and the financial capability of borrowers; actions of bank regulatory authorities; changes in tax laws; changes in prices, levies and assessments; the impact of technological advances and issues; the impact of possible future litigation; governmental and regulatory policy changes; opportunities for acquisitions and the effective completion of acquisitions and integration of acquired entities; changes in value and credit quality of investment securities; our ability to control operating costs and expenses; difficulties in reducing risk associated with loans on our balance sheet; computer systems on which we depend could fail or experience a security breach; the local and global effects of current and future military actions; competitive factors, including increased competition with regional and national financial institutions; new service and product offerings by competitors and price pressures; and current uncertainties and fluctuations in the financial markets and stocks of financial services providers due to concerns about credit availability and concerns about the Michigan economy in particular. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

USE OF PROCEEDS

We estimate the net proceeds from the offering, after underwriting discounts and commissions and estimated expenses, will be approximately $[•], or approximately $[•] if the underwriter exercises its over-allotment option in full. We intend to use a portion of the net proceeds of the offering to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios to levels sufficient to comply with our regulatory requirements. Funds contributed to the Bank will be used by the Bank for general operating purposes which may include, among others, funding of loans, investment in securities, and payment of expenses. The proceeds of the offering which are not contributed to the Bank will be used by the Company for general corporate purposes which may include, among others, payment of expenses, payment of dividends on preferred stocks, and pursuing strategic opportunities which may be presented to the Company in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2010. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of June 30, 2010 and assuming the sale of [•] common shares at a price of $[•] per share and that the underwriter's over-allotment option is not exercised.

The following unaudited information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2009, and related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2009, and our unaudited consolidated financial statements for the six months ended June 30, 2010, and related notes, included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as amended, which reports are incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference."
	As of June 30,
	2010
	Actual	As Adjusted
	(Unaudited)

	(Dollars in thousands)
Shareholders' Equity:
Preferred Stock - Authorized 2,000,000 shares; issued 20,600; liquidation preference $1,000 per share	$20,207		$20,207
Common Stock - Authorized 30,000,000 shares(1); issued 5,083,311 and [•], respectively	68,214		[•]
Accumulated deficit	(13,561)		(13,561)
Accumulated other comprehensive income (loss), net of tax	1,537		1,537
Total shareholders' equity	$76,397	$	[•]
Book value per share	$11.05	$	[•]

(1)

On September 23, 2010, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares of our common stock from 10,000,000 shares to 30,000,000 shares. The amendment to the articles of incorporation was effective on September 24, 2010.

As of June 30, 2010, the Bank's regulatory capital ratios were:
	Tier 1 Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets

Bank's Ratios	7.8%	11.1%	12.4%

Regulatory standard to be categorized "Well-Capitalized"	5.0%	6.0%	10.0%

Required by MOU	9.0%	n/a	12.0%

Assuming all of the shares of Company common stock offered in the offering are sold, and [•]% of the proceeds of the offering are contributed to the Bank's capital to increase the Bank's regulatory capital ratios, the Bank's regulatory capital ratios, as of June 30, 2010, would have been:
	Tier 1 Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets

Bank's Pro Forma Ratios	[•] %	[•] %	[•] %

Regulatory standard to be categorized "Well-Capitalized"	5.0%	6.0%	10.0%

Required by MOU	9.0%	n/a	12.0%

MARKET FOR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is quoted on the OTC Bulletin Board under the symbol "UBMI." The average daily trading volume for our common stock is far less than larger financial institutions. Information about our historical trading volume and share price may be found under the symbol "UBMI" on certain financial websites. No assurance can be given that an active trading market in our common stock will develop in the foreseeable future or can be maintained.

The following table shows the high and low closing prices of common stock of the Company for each quarter of 2009 and 2008, for the quarters ended March 31, 2010 and June 30, 2010, and for June 30, 2010 through September 29, 2010, as quoted on the OTC Bulletin Board. The prices listed below are as reported on the OTC Bulletin Board. They reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. They also do not include private transactions not involving brokers or dealers. The Company had 1,221 shareholders of record as of September 29, 2010.
Date	High	Low

2010
1st Quarter	$8.50	$4.35
2nd Quarter	7.00	4.00
3rd Quarter (through September 29, 2010)	6.25	3.85

2009
1st Quarter	10.50	5.50
2nd Quarter	7.00	5.60
3rd Quarter	6.90	4.74
4th Quarter	6.50	5.00

2008
1st Quarter	22.00	17.55
2nd Quarter	20.00	14.00
3rd Quarter	14.98	9.20
4th Quarter	12.99	7.55

The following table summarizes cash dividends declared per share of Company common stock during 2010, 2009, and 2008:
Quarter	2010	2009	2008

1st Quarter	$0.00	$0.02	$0.20
2nd Quarter	0.00	0.00	0.20
3rd Quarter	0.00	0.00	0.20
4th Quarter		0.00	0.10

The board of directors of the Company suspended payment of cash dividends on its shares of common stock in the second quarter of 2009. The board believes that it is in the Company's best interest to preserve capital given the severe financial market conditions in Michigan and the United States.

Additional information on restrictions on payment of dividends by the Company and the Bank, which is here incorporated by reference, may be found in:
•

This prospectus above under the heading "Risk Factors - The Company's participation in U.S. Treasury's TARP Capital Purchase Program restricts the Company's ability to pay dividends to common shareholders, restricts the Company's ability to repurchase shares of common stock, and could have other negative effects";

•

Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as amended, in "Part I, Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Background - Other Developments - Memorandum of Understanding" and "Liquidity and Capital Resources - Regulatory Capital"; and

•

Our Annual Report on Form 10-K for the year ended December 31, 2009 in "Part I, Item 1 - Business" under the heading "Supervision and Regulation - The Company," in "Part II, Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," in Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Other Developments - Memorandum of Understanding" and "Capital Resources," and in Notes 15 and 18 to our consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

UBMI is authorized to issue 32,000,000 shares of capital stock consisting of 30,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. As of September 29, 2010, there were 5,083,311 shares of our common stock outstanding and 20,600 shares of our preferred stock outstanding. We currently expect to issue [•] shares, subject to adjustment, of common stock and no shares of preferred stock in the offering.

Common Stock

Each share of common stock will have the same relative rights and will be identical in all respects with every other share of common stock. Common shareholders do not have the right to vote cumulatively in the election of directors. Subject to any superior rights of any holders of preferred shares, each outstanding common share will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, common shareholders will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Common shareholders have no preemptive rights and no right to convert or exchange their common shares into any other securities. No preemptive rights, redemption or sinking fund provisions apply to our common shares. All outstanding common shares are, and all common shares to be outstanding upon completion of the offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, without shareholder approval, to issue from time to time up to 2,000,000 shares of preferred stock (of which 20,600 shares have been issued) in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board of directors may, without shareholder approval, issue preferred shares with voting and conversion rights that could adversely affect the voting power of common shareholders. Any preferred shares issued would also rank senior to our common stock as to rights upon liquidation, winding-up or dissolution. The issuance of convertible preferred shares could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plan to issue any preferred shares.

We presently have issued and outstanding 20,600 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value. In connection with the issuance of the preferred stock, we also issued a warrant to purchase 311,492 shares of our common stock, which remains outstanding. Additional information about the terms and conditions of the preferred stock and the warrant may be found in this prospectus above under the heading "Risk Factors - The Company's participation in U.S. Treasury's TARP Capital Purchase Program restricts the Company's ability to pay dividends to common shareholders, restricts the Company's ability to repurchase shares of common stock, and could have other negative effects" and under Items 1.01, 3.02, 3.03, 5.03, 7.01 and 9.01 (exhibits 3.1, 4.1, 4.2, 10.1, 10.2, 10.3 and 99.1) in our Current Report on Form 8-K, filed with the Commission on January 16, 2009, which information is here incorporated by reference.

Trading Market

Our common stock is quoted on the OTC Bulletin Board under the symbol "UBMI."

Transfer Agent and Registrar

Registrar and Transfer Company is the transfer agent and registrar for our common stock.

Anti-Takeover Effects of the Company's Organizational Documents and Applicable Law

Certain provisions of our articles of incorporation and bylaws and Michigan and federal law may have an effect of delaying, deferring or preventing a change in control of UBMI and that would operate only with respect to extraordinary corporate transactions, such as a merger, reorganization, tender offer, sale or transfer of substantially all assets, or liquidation. These provisions may have the effect of discouraging a future transaction that individual shareholders may believe is in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, if you want to participate in such a transaction, you may not have an opportunity to do so.

Articles of Incorporation and Bylaws

This section is a summary only and is qualified in its entirety by reference to the applicable provisions of our articles of incorporation and bylaws, which are filed as exhibits to the registration statement containing this prospectus.

Classified Board of Directors

We have a classified board of directors, divided into three classes. Holders of common stock are entitled to elect one class of directors constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the board of directors. The classification of directors makes it more difficult to change the composition of the board of directors and promotes a continuity in existing directors.

Removal of Directors Only for Cause

Our directors may be removed only for cause and only upon the affirmative vote of the holders of not less than 75% of the outstanding shares of capital stock entitled to vote, voting together as a single class. This may restrict the ability of a shareholder or third party to remove incumbent directors and simultaneously gain control of the board of directors by filling the vacancies created by removal with its own nominees.

Shareholder Proposals and Nominations of Directors

Shareholder proposals and shareholder nominations of directors must be submitted by a shareholder of record who must give timely, written notice of the proposal or nomination to the Company. The notice must include certain information. The timing and content requirements of the required notice for shareholder proposals are detailed in Section 10(b) of the Company's bylaws. The timing and content requirements of the required notice for shareholder nominations of directors are detailed in Section 7(c) of the Company's bylaws. A failure to comply with the timing and content requirements of the required notice will result in a shareholder's proposal or nomination for director not being considered at the relevant meeting of shareholders.

Transactions with a Related Person

The affirmative vote of (i) the holders of not less than 75% of the outstanding shares of capital stock entitled to vote; and (ii) the holders of not less than a majority of the outstanding shares of capital stock entitled to vote excluding all such shares of which a "related person" (as defined in Article VIII of our articles of incorporation) is a "beneficial owner" (as defined in Article VIII of our articles of incorporation) is required to approve any "business combination" (as defined in Article VIII of our articles of incorporation) involving a related person. These increased voting requirements are not applicable if certain conditions are satisfied.

Special Meetings of Shareholders

Special meetings of shareholders may be called only by the Chairman of the Board, the President or by a majority of the board of directors. Shareholders have no ability to call a special meeting of shareholders.

Amendment of Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation may only be amended by the affirmative vote of at least 75% of the holders of all shares of common stock entitled to vote. These provisions include Article VI (relating to our board of directors), Article VII (relating to shareholder proposed amendments to our bylaws), and Article VIII (relating to certain transactions with a "related person"). Shareholder-proposed amendments to our bylaws may only be approved by the affirmative vote of at least 75% of the holders of all shares of common stock entitled to vote. These increased voting requirements are not applicable if certain conditions are satisfied. These increased voting requirements make it more difficult to alter or repeal the anti-takeover provisions of our articles of incorporation and bylaws.

Preferred Stock

Our articles of incorporation authorize 2,000,000 shares of preferred stock, of which 20,600 shares have been issued. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or discourage an attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise. The articles of incorporation grant the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock could adversely affect the rights of holders of common stock, including voting rights, if a particular series of preferred stock is given a disproportionately large number of votes per share. Such an issuance may also have the effect of delaying or preventing a change in control that may be favored by you.

Michigan Law

UBMI is subject to the provisions of Chapter 7A of the Michigan Business Corporation Act. Chapter 7A contains provisions which generally require that business combinations between a corporation which is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than two-thirds of the votes of each class of stock entitled to be cast by shareholders other than the 10% owner who is a party to the combination. The high vote requirements will not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

Federal Law

The BHC Act requires any "bank holding company," as defined in the BHC Act, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any entity that is a holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over us, is subject to regulation as a bank holding company under the BHC Act. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act.

UNDERWRITING

We are offering our common shares described in this prospectus in an underwritten offering in which Sandler O'Neill & Partners, L.P. ("Sandler") is acting as sole underwriter. We will enter into an underwriting agreement with Sandler with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler has agreed to purchase all of the shares of common stock being offered by this prospectus.
Name	Number of Shares
Sandler O'Neill & Partners, L.P.

Total	[•]

The underwriting agreement provides that the underwriter's obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:
•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter's over-allotment option described below, unless and until such option is exercised.

Director and Officer Participation

At our request, the underwriter has reserved for sale up to [•]% of the shares of our common stock to be sold in the offering, at the public offering price less reduced underwriting discounts and commissions, to certain of the Company's directors and officers and certain of the Bank's market community board members and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriter to the general public on the same basis as the other shares offered by this prospectus. None of these persons have any obligation or have made any commitment to purchase any of the shares in the offering, and there can be no assurance as to the number of shares in the offering they may purchase, if any. However, based on non-binding expressions of interest, we expect this group of persons to purchase approximately [•] shares in the offering.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [•] additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these common shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common shares offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer our common shares directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[•] per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $[•] per share on sales to other brokers and dealers. After the public offering of our common shares, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional common shares.
	Per Share	Total Without Over- Allotment Exercise	Total With Over- Allotment Exercise
Public offering price	$	$	$
Underwriting discounts and commissions payable by us
Proceeds to us (before expenses)

In addition to the underwriting discount, we will reimburse the underwriter for its reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether the offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to $[•]. If the offering is completed and closes, the expenses paid pursuant to the previous sentence will be credited to the underwriting discounts and commissions payable to the underwriter. We estimate that the total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $[•], and are payable by us.

Indemnity

We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement

We, each of our directors and executive officers, and each of the Bank's market community board members and officers who purchase shares in the offering pursuant to the reserve described above under "Director and Officer Participation" have agreed, for a period of [•] days after the date of this prospectus, not to sell, offer, agree to sell, express intention to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler. These restrictions are expressly agreed to and preclude us and these persons from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. Any shares purchased by these persons will be subject to the restrictions on re-sale included in the lock-up agreements described above.

Stabilization

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:
•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in to prevent or slow down a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Our Relationship with the Underwriter

Sandler, and some of its affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

LEGAL MATTERS

The legality of the issuance of the securities to be offered by this prospectus will be the subject of an opinion of our legal counsel, Warner Norcross & Judd LLP, Grand Rapids, Michigan. Certain legal matters relating to the sale of the securities to be offered by this prospectus will be passed upon for the underwriter by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, have been incorporated by reference into this prospectus and in the registration statement in reliance upon the report of BKD LLP, independent registered public accounting firm, incorporated by reference into this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

UBMI files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference into this prospectus. You should carefully read and consider all of these documents before making an investment decision.
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on February 26, 2010;

•	Definitive Proxy Statement on Schedule 14A filed on March 17, 2010;

•	Definitive Proxy Statement on Schedule 14A filed on August 18, 2010;

•	Definitive Additional Materials on Schedule 14A filed on August 23, 2010 and September 1, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on April 23, 2010;

•

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 16, 2010, as amended by Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 23, 2010;

•	Current Reports on Form 8-K filed on January 15, 2010, April 2, 2010 (excluding Items 7.01 and 9.01), April 29, 2010, and September 24, 2010; and

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since December 31, 2009.

Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC. Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide these reports upon written or oral request at no cost to the requester. Please direct your request, either in writing or by telephone, to Diane Skeels, Executive Assistant, P.O. Box 248, Tecumseh, Michigan 49286, telephone number (517) 423-1760, email DSkeels@ubat.com. Our SEC filings are also available to the public in the "Investor Relations" section of our website, www.ubat.com. The information on our website is not a part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with the offering. All amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.
Amount
Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee
Registrant's Legal Fees and Expenses
Registrant's Accounting Fees and Expenses
Underwriter's Legal Fees and Expenses
Printing Expenses
Other

Total	$

Item 14.	Indemnification of Directors and Officers

United's bylaws require it to indemnify any director or officer of United and any director or officer of any bank subsidiary of United, and permit United to indemnify any employee, agent or other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of United), whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that the person is or was a director, officer, employee, or agent of United or any bank subsidiary of United or is or was serving at the request of United as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, against expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of United or its shareholders or any bank subsidiary of United, as applicable, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

United's bylaws require United to indemnify any director or officer of United and any director or officer of any bank subsidiary of United, and permit United to indemnify any employee, agent or other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of United to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of United or any bank subsidiary of United or is or was serving at the request of United as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of United or its shareholders or any bank subsidiary of United, as applicable. However, indemnification is not permitted for any such claim, issue, or matter in which the person has been found liable to United or any bank subsidiary of United, as applicable, except to the extent authorized by statute.

The description of the Company's bylaws in this Item 14 is a summary only and is qualified in its entirety by reference to the applicable provisions of the bylaws, which are filed as an exhibit to the registration statement containing this prospectus.

In addition, United's ability to indemnify its directors and officers or other persons is determined, to an extent, by the Michigan Business Corporation Act ("MBCA"). The following is a summary of the applicable provisions of the MBCA.

Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. The MBCA provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Indemnification of expenses (including attorneys' fees) and amounts paid in settlement is permitted in actions by or in the right of the corporation, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, the corporation shall indemnify him or her against actual and reasonable expenses (including attorneys' fees) incurred by him or her in connection with the action, suit or proceeding, and an action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.

A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made: (i) by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding; (ii) if a quorum cannot be so obtained, by a majority vote of a committee of not less than two disinterested directors; (iii) by independent legal counsel; (iv) by all independent directors not parties or threatened to be made parties to the action, suit or proceeding; or (v) by the shareholders (excluding shares held by interested directors, officers, employees or agents). An authorization for payment of indemnification may be made by: (a) the board of directors by (i) a majority vote of 2 or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, (ii) a majority vote of a committee of 2 or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, (iii) a majority vote of 1 or more "independent directors" who are not parties or threatened to be made parties to the action, suit or proceeding, or (iv) if the corporation lacks the appropriate persons for alternatives (i) through (iii), by a majority vote of the entire board of directors; or (b) the shareholders. Under the MBCA, a corporation may indemnify a director without a determination that the director has met the applicable standard of conduct unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA (which prohibits certain dividends, distributions and loans to insiders of the corporation), or intentionally committed a criminal act. A director may file for a court determination of the propriety of indemnification in any of the situations set forth in the preceding sentence.

In certain circumstances, the MBCA further permits advances to cover such expenses before a final disposition of the proceeding, upon receipt of an undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or bylaws, a resolution of the board or shareholders, or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution or agreement specifically provides otherwise.

The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation's articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

The MBCA permits United to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with United, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, United maintains such insurance for the directors, officers, employees, and agents of United and any bank subsidiary of United.
Item 15.	Recent Sales of Unregistered Securities

On January 16, 2009, the Company sold to the United States Department of the Treasury (i) 20,600 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value and (ii) a Warrant to purchase 311,492 shares of the Company's common stock, no par value, for an aggregate purchase price of $20,600,000 in cash. The securities were sold pursuant to a claim of exemption from registration under Section 4(2) of the Securities Act of 1933, as the transaction did not involve any public offering.
Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:
Exhibits:

1.1	Form of Underwriting Agreement.*

2.1	Agreement of Consolidation. Previously filed with the Commission on January 15, 2010 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 2.1. Incorporated here by reference.

3.1	Restated Articles of Incorporation of United Bancorp, Inc.

3.2

Amended and Restated Bylaws of United Bancorp, Inc. Previously filed with the Commission on December 9, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 3.1. Incorporated here by reference.

3.3

Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 3.1. Incorporated here by reference.

4.1	Restated Articles of Incorporation of United Bancorp, Inc. Exhibit 3.1 is incorporated here by reference.

4.2	Amended and Restated Bylaws of United Bancorp, Inc. Exhibit 3.2 is incorporated here by reference.

4.3

Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 4.1. Incorporated here by reference.

4.4

Warrant, dated January 16, 2009, issued to the United States Department of the Treasury. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 4.2. Incorporated here by reference.

4.5	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Exhibit 3.3 is incorporated here by reference.

5	Opinion of Warner Norcross & Judd LLP.*

10.1

United Bancorp, Inc. Director Retainer Stock Plan. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.1. Incorporated here by reference.

10.2

United Bancorp, Inc. Senior Management Bonus Deferral Stock Plan. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.2, as amended by the First Amendment to the Senior Management Bonus Deferral Stock Plan previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.5. Incorporated here by reference.

10.3

United Bancorp, Inc. 1999 Stock Option Plan. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.3. Incorporated here by reference.

10.4

United Bancorp, Inc. 2005 Stock Option Plan. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.3. Incorporated here by reference.

10.5

Chairman's Agreement, effective February 1, 2010, between United Bancorp, Inc. and David S. Hickman. Previously filed with the Commission on November 2, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.6

Form of Employment Contract, effective as of June 1, 2009. Previously filed with the Commission on June 2, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.7

Letter Agreement, dated January 16, 2009, between United Bancorp, Inc. and the United States Department of the Treasury. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.8	Form of Waiver. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.2. Incorporated here by reference.

10.9

Form of Consent and Amendments to Benefit Plans. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.3. Incorporated here by reference.

10.10

2009 Management Committee Incentive Compensation Plan. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.11

2009 Stakeholder Incentive Compensation Plan. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.2. Incorporated here by reference.

10.12

Form of Supplemental Executive Retirement Benefits Plan for David S. Hickman. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.16. Incorporated here by reference.

10.13

Form of 2005 Stock Option Plan Award Agreement. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.4. Incorporated here by reference.

10.14

United Bancorp, Inc. Stock Incentive Plan of 2010. Previously filed with the Commission on March 17, 2010 as Attachment B to United Bancorp, Inc.'s definitive proxy statement for the 2010 annual meeting of shareholders. Incorporated here by reference.

21.1	Subsidiaries of United Bancorp, Inc.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and here incorporated by reference).*

24	Powers of attorney.

*To be filed by an amendment.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes that:
(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ann Arbor, State of Michigan, on September 30, 2010.
UNITED BANCORP, INC.

/s/ Robert K. Chapman
By: Robert K. Chapman
Its: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert K. Chapman	Director, President and Chief Executive Officer (Principal Executive Officer)	September 30, 2010
Robert K. Chapman

/s/ Randal J. Rabe	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2010
Randal J. Rabe

/s/ Stephanie H. Boyse	Director	September 30, 2010
Stephanie H. Boyse*

/s/ James D. Buhr	Director	September 30, 2010
James D. Buhr*

/s/ John H. Foss	Director	September 30, 2010
John H. Foss*

/s/ Norman G. Herbert	Director	September 30, 2010
Norman G. Herbert*

/s/ David S. Hickman	Chairman of the Board	September 30, 2010
David S. Hickman*

/s/ James C. Lawson	Director	September 30, 2010
James C. Lawson*

/s/ Len M. Middleton	Director	September 30, 2010
Len M. Middleton*

* By	/s/ Robert K. Chapman
Robert K. Chapman
Attorney-in-Fact

EXHIBIT INDEX

Exhibits:

1.1	Form of Underwriting Agreement.*

2.1	Agreement of Consolidation. Previously filed with the Commission on January 15, 2010 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 2.1. Incorporated here by reference.

3.1	Restated Articles of Incorporation of United Bancorp, Inc.

3.2

Amended and Restated Bylaws of United Bancorp, Inc. Previously filed with the Commission on December 9, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 3.1. Incorporated here by reference.

3.3

Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 3.1. Incorporated here by reference.

4.1	Restated Articles of Incorporation of United Bancorp, Inc. Exhibit 3.1 is incorporated here by reference.

4.2	Amended and Restated Bylaws of United Bancorp, Inc. Exhibit 3.2 is incorporated here by reference.

4.3

Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 4.1. Incorporated here by reference.

4.4

Warrant, dated January 16, 2009, issued to the United States Department of the Treasury. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 4.2. Incorporated here by reference.

4.5	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Exhibit 3.3 is incorporated here by reference.

5	Opinion of Warner Norcross & Judd LLP.*

10.1

United Bancorp, Inc. Director Retainer Stock Plan. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.1. Incorporated here by reference.

10.2

United Bancorp, Inc. Senior Management Bonus Deferral Stock Plan. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.2, as amended by the First Amendment to the Senior Management Bonus Deferral Stock Plan previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.5. Incorporated here by reference.

10.3

United Bancorp, Inc. 1999 Stock Option Plan. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.3. Incorporated here by reference.

10.4

United Bancorp, Inc. 2005 Stock Option Plan. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.3. Incorporated here by reference.

10.5

Chairman's Agreement, effective February 1, 2010, between United Bancorp, Inc. and David S. Hickman. Previously filed with the Commission on November 2, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.6

Form of Employment Contract, effective as of June 1, 2009. Previously filed with the Commission on June 2, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.7

Letter Agreement, dated January 16, 2009, between United Bancorp, Inc. and the United States Department of the Treasury. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.8	Form of Waiver. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.2. Incorporated here by reference.

10.9

Form of Consent and Amendments to Benefit Plans. Previously filed with the Commission on January 16, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.3. Incorporated here by reference.

10.10

2009 Management Committee Incentive Compensation Plan. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.1. Incorporated here by reference.

10.11

2009 Stakeholder Incentive Compensation Plan. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.2. Incorporated here by reference.

10.12

Form of Supplemental Executive Retirement Benefits Plan for David S. Hickman. Previously filed with the Commission on February 27, 2009 in United Bancorp, Inc.'s Annual Report on Form 10-K, Exhibit 10.16. Incorporated here by reference.

10.13

Form of 2005 Stock Option Plan Award Agreement. Previously filed with the Commission on September 21, 2009 in United Bancorp, Inc.'s Current Report on Form 8-K, Exhibit 10.4. Incorporated here by reference.

10.14

United Bancorp, Inc. Stock Incentive Plan of 2010. Previously filed with the Commission on March 17, 2010 as Attachment B to United Bancorp, Inc.'s definitive proxy statement for the 2010 annual meeting of shareholders. Incorporated here by reference.

21	Subsidiaries of United Bancorp, Inc.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and here incorporated by reference).*

24	Powers of attorney.

*To be filed by an amendment.